PORTER BANCORP, INC.

2500 EASTPOINT PARKWAY

LOUISVILLE, KENTUCKY 40223

July 29, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

Attention:	Brittany Ebbert
Staff Accountant

Re: Porter Bancorp, Inc.

Form 10-K for the year ended December 31, 2009

Filed March 16, 2010

Form 10-Q for the period ended March 31, 2010

Filed May 11, 2010

File No. 001-33033

Dear Ms. Ebbert:

On behalf of Porter Bancorp, Inc. (“Porter”), I am hereby responding to the letter from the Commission’s staff dated July 22, 2010, which requires Porter to provide information with respect to Porter’s Form 10-K for the year ended December 31, 2009 and Form 10-Q for the period ended March 31, 2010, within ten business days. As we discussed on the telephone on July 27, 2010, Porter will respond to the Commission’s request for information by Monday, August 16, 2010.

Please call me (telephone 502-499-4800) if you have any questions.

Sincerely,

/s/ David B. Pierce
David B. Pierce
Chief Financial Officer and Chief Accounting Officer